PALMETTO BANCSHARES, INC.

306 EAST NORTH STREET

GREENVILLE, SOUTH CAROLINA 29601

November 24, 2010

Mr. Matt McNair

Attorney-Adviser

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Palmetto Bancshares, Inc.
Registration Statement on Form S-1
Filed October 8, 2010
File No. 333-169845

Dear Mr. McNair:

This letter is provided on behalf of Palmetto Bancshares, Inc. (the “Company,” “we,” or “our”) in response to the comment letter from the Securities and Exchange Commission (the “SEC”), dated November 18, 2010 (the “Comment Letter”), related to its review of the Company’s Pre-Effective Amendment No. 1 to Registration Statement on Form S-1 filed on November 17, 2010 (File No. 333-169845). This letter sets forth the Company’s responses to the SEC’s Comment Letter. For your convenience, we have also restated the SEC’s comment prior to our response.

Form S-1/A filed November 17, 2010

General

1. We note your response to comment 2 in our letter dated November 8, 2010. Please revise to disclose the provision of Exchange Act Rule 3a4-1(a)(4) upon which the officers and directors will rely.

RESPONSE:

We have revised the registration statement to note our belief that the Company’s executive officers and directors come within the safe harbor of Rule 3a4-1(a)(4)(ii) of the Securities Exchange Act of 1934 (the “Exchange Act”) and thus will not be deemed to be brokers or dealers under the Exchange Act. None of the officers and directors that will participate in the offering is an associated person of a broker or dealer or is subject to a statutory disqualification (as defined in section 3(a)(39) of the Securities Exchange Act of 1934). In addition, we believe that the safe harbor of Rule 3a4-1(a)(4)(iii) will also apply because we anticipate that these officers and directors will restrict their activities to those listed in Rule 3a4-1(a)(4)(iii).

2. We note your response to comment 5 in our letter dated November 8, 2010. Please revise to disclose whether your officers and directors presently intend to purchase shares of the company’s common stock in the offering.

RESPONSE:

We have revised the registration statement in accordance with your comments.

Recent Developments

3. Please supplementally provide the staff with a breakdown of the commissions and expenses incurred in the recent private placement.

RESPONSE:

Please find attached hereto as Appendix I a summary of the commissions, fees, and expenses incurred by the Company in the recent private placement.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the referenced filings;
•	SEC comments or changes to disclosures in response to SEC comments do not foreclose the SEC from taking any action with respect to the referenced filings; and
•	The Company may not assert staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

Please contact John Jennings, Nelson Mullins Riley & Scarborough LLP, at (864) 250-2207 or me at (864) 250-6083 with any questions regarding our responses.

Sincerely,

/S/ SAMUEL L. ERWIN
Samuel L. Erwin
Chief Executive Officer

cc:	Neil E. Grayson, Nelson Mullins Riley & Scarborough LLP
John M. Jennings, Nelson Mullins Riley & Scarborough LLP

Appendix I

Private Placement Commissions, Fees, and Expenses

Commissions, Fees, and Expenses Paid Through Date of Closing
Legal (Palmetto Bancshares, Inc.)	$418,975.59
Related Shareholder Meeting Costs	$15,115.34
Due Diligence – Investors	$375,000.00
Due Diligence – Third Party Loan Review Firm	$136,120.96
Accounting Services Related	$26,496.00
Placement Agent – Fairness Opinion	$250,000.00
Investor Legal Fee Reimbursement	$500,000.00
Placement Agent Commission of Gross Proceeds	$5,986,252.88
Placement Agent Reimbursement for Reasonable Out-of-Pocket Costs and Expenses	$10,000.00
Miscellaneous	$2,211.13
$7,720,171.90

Commissions, Fees, and Expenses Accrued on Date of Closing
Accounting Services Related	$16,500.00
Registration Statement Costs	$45,000.00
Section 382 Tax Related Costs	$155,000.00
Legal	$500,000.00
Other	$100,000.00
$816,500.00

Total Commissions, Fees, and Expenses	$8,536,671.90

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